

July 16, 2013

Via E-mail
Karen M. Spaun
Senior Vice President and
Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI

> **Re:** **Meadowbrook Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-14094**

Dear Ms. Spaun:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis

Reserves, page 43

1. Your combined ratio was 111% in 2012 which is up from 99.8% in 2011. You discuss your average "accident year combined ratio" which excludes changes in net ultimate loss estimates from prior year loss reserves. Please address the following:
   • Tell us why discussion throughout the filing of the accident year combined ratio is useful information given it excludes a portion of your development of your loss reserves. If you continue to believe discussion of the accident year combined ratio is appropriate, provide proposed disclosure to be included in future filings to include a balanced discussion of your combined ratio including the changes in estimates from prior year loss reserves.

- Provide proposed disclosure to discuss the actual combined ratio for each year by line instead of the average combined ratio clarifying the reasons why the trend in the combined ratio has increased/decreased over the last two years and the effect that trend is expected to have on your results of operations.
- Tell us why you reference the GAAP combined ratio throughout the filing, when the combined ratio is not contemplated by GAAP.

Liquidity and Capital Resources, page 46

2. On page 86, you state that you are required to maintain certain deposits with regulatory authorities, and that the book-adjusted carrying value of these deposits totaled $361.5 million at December 31, 2012. Please provide us your analysis demonstrating that these deposits do not represent restricted cash and have not affected or are not reasonably likely to affect your financial position or results of operations.

Regulatory and Rating Issues, page 50

3. You disclose that your Insurance Company Subsidiaries generated several ratios that varied from the NAIC's Insurance Regulatory Information Systems's "usual value" range. Please provide us proposed disclosure to be included in MD&A in future filings describing the implications of failing to maintain ratios that are within the "usual value" range.

Notes to Consolidated Financial Statements

8. Regulatory Matters and Rating Issues, page 85

4. Please provide us proposed disclosure to be included in future filings to address the following:
    - Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in ASC 944-505-50-1c and Rule 4-08(e)(3)(ii) of Regulation S-X.
    - Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

14. Goodwill and Other Intangible Assets
Goodwill, page 90

5. You have concluded that there is no impairment of goodwill and that the fair value exceeded carrying value by 8% in fourth quarter for your Specialty Insurance Operations. Please provide us with an analysis that supports your conclusion that no impairment existed at December 31, 2012. Clarify the reason for the assumptions used and why you believe your conclusion is reasonable.

15. Commitments and Contingencies, page 92

6. You indicate that the outcome of the claims, lawsuits and proceedings is not expected to have a material effect on the Company's financial condition, but that it is possible that future results of operations or cash flows for any particular quarter or annual period could be materially affected by an unfavorable resolution. Please provide proposed revisions to your disclosure to be included in future filings that comply with ASC 450-20-50-4b. Include a discussion of any specific contingencies that would require a discussion under ASC 450, or clarify why you have not provided such discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant